Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

September 28, 2017

VIA EDGAR
Ms. Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Automatic Data Processing, Inc. Definitive Additional Materials on Schedule 14A Filed September 22, 2017 File No. 001-05397

Dear Ms. Piland Posil:

Set forth below are our responses to the comments raised in your letter dated September 25, 2017 (the “Comment Letter”).  Automatic Data Processing, Inc. (the “Company”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Definitive Additional Material on Schedule 14A, filed September 22, 2017.  The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and provided our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Company’s Definitive Proxy Statement filed on September 6, 2017.

General

1.	When visiting the website maintained in connection with the proxy contest, www.voteadp.com, a pop-up window requires visitors to “agree to the terms” of the website. Please advise us of the terms of the website.

RESPONSE:

The Company acknowledges the Staff’s comment and has replaced the language at the bottom of the pop-up window so that it reads “I have read the disclaimer above.”

Exhibit 1

2.	Disclosure indicates that Pershing Square Capital Management “holds approximately 2% of the Company’s common stock.” In future filings, please clarify how this statement differs from disclosure in the proxy statement that Pershing Square beneficially owns approximately 8.3% of the company’s common stock.

RESPONSE:

The Company acknowledges the Staff’s comment and will provide clarification in future filings as to how the referenced statement differs from those in the Company’s proxy statement.

We note that the two figures distinguish between those shares of the Company’s common stock (“Shares”) over which the Pershing Square Participants claim beneficial ownership, including shares underlying derivative instruments, and those Shares actually owned by the Pershing Square Participants and capable of being voted at the Company’s 2017 Annual Meeting of Stockholders (the “Annual Meeting”).  According to Pershing Square’s Schedule 13D Amendment filed on August 31, 2017, Pershing Square’s ownership interest is comprised of: (i) 8,798,442 Shares and (ii) 28,005,233 Shares underlying listed and over-the-counter American-style call options. According to published reports and statements by William Ackman, CEO of Pershing Square, the Pershing Square Participants did not elect to convert all of those securities in advance of the September 8, 2017 record date for the Annual Meeting, and as a result, only the approximately 2% of common stock referenced in the Company’s disclosure, which they hold in the form of Shares, can be voted at the Annual Meeting.

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Please feel free to contact me at 973-974-5692 should you require any additional information or have any additional questions.
Very truly yours,

/s/ Michael A. Bonarti
Michael A. Bonarti
Vice President, General Counsel and Secretary

Cc:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Scott A. Barshay, Partner
Steven J. Williams, Partner